UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33204 / August 20, 2018

In the Matter of

OFI CARLYLE PRIVATE CREDIT FUND
OC PRIVATE CAPITAL, LLC
6803 South Tucson Way
Centennial, Colorado 80112

(812-14853)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT, AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

OFI Carlyle Private Credit Fund (formerly, OFI Carlyle Global Private Credit Fund) and OC
Private Capital, LLC filed an application on December 15, 2017, and amendments to the
application on March 26, 2018, June 6, 2018, and July 3, 2018, requesting an order under section
6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections
18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the Act, granting an
exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of the Act and rule 17d-1
under the Act. The order permits certain registered closed-end management investment
companies to issue multiple classes of shares and to impose asset-based service and/or
distribution fees, and early withdrawal charges.

On July 24, 2018, a notice of the filing of the application was issued (Investment Company Act
Release No. 33168). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based service and/or distribution fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of OFI Carlyle Private Credit Fund and OC Private Capital, LLC (File No. 812-14853),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based service and/or distribution fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary